

Mail Stop 3561

February 26, 2016

Via E-mail
Steven Paladino
Executive Vice President and Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

Re: Henry Schein, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2015
Filed February 10, 2016
File No. 0-27078

Dear Mr. Paladino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2015
Notes to Consolidated Financial Statements
Note 15. Segment and Geographic Data, page 96

1. Almost 97% of your total sales in fiscal 2015 were from the health care distribution reportable segment. Each of the three operating segments (dental, animal health and medical) aggregated into this reportable segment represented 19% or more of your total sales in fiscal 2015. Your disclosures of sales by operating segment for each of the last five fiscal years on page 36 and your discussions of changes in sales on pages 46 and 49 indicate that each of these operating segments may have experienced significant variances in sales trends in recent years. In addition, based upon the North America and International sales information disclosed in Exhibit A of the Form 8-K filed February 10, 2016, it appears each of these operating segments have varying proportions of sales from foreign countries. Please explain in detail how you concluded each of these operating segments have similar economic characteristics. For each operating segment, please also

provide us with your historical and projected sales, gross profit, operating income and measure of segment profitability. Please show each profit measure in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Please also explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that aggregation is appropriate. Refer to the guidance outlined in ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.

2. Your dental and medical operating segments sell their products to dental and medical establishments and your animal health segment sells its products to veterinary and other animal health providers. Please explain how you determined each operating segment sells their products to the same type or class of customer as required by ASC 280-10-50-11(c).

3. Based on your disclosures under Governmental Regulations beginning on page 10, it appears both your dental and medical operating segments may be subject to different regulatory requirements than your animal health operating segment. For example, it appears that various provisions of the United States Health Care Reform Law and HIPAA may apply to your medical and dental operating segments but not to the operations of your animal health operating segment. Please tell us how each of these three operating segments are subject to a similar regulatory environment as outlined in ASC 280-10-50-11(e). Your response should clearly distinguish between regulatory matters or requirements that are applicable to all three of these operating segments and those that apply to only one or two of these operating segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at 202-551-3813 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

/s/Craig Arakawa for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining